Mail Stop 3561

      June 16, 2005

Steven Chan, President
Driftwood Ventures, Inc.
707  7th Avenue, Suite 5
New Westminster, British Columbia
Canada  V3M 2J2

RE:  	Driftwood Ventures, Inc. ("the company")
        	Registration Statement on Form SB-2
      Filed on May 12, 2005
      File No. 333-124829


Dear Mr. Chan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the company "intends" to be in the mineral exploration business but has not conducted any exploration to date, has few assets, no revenues, two employees with no experience in the mining business. Please disclose in the filing if true that the company is not a blank check company as define in Rule 419 of Regulation C and the company will not merge or acquire another company or become a vehicle for a reverse acquisition in the future.


Prospectus Cover Page
2. Revise your disclosure referencing your intent to have the company`s securities listed on the OTC Bulletin Board to clarify that there is no assurance of when, if ever, that such securities will be listed for trading on any exchange.

Summary
Termination of the Offering
3. We note the disclosure that the offering will conclude when all of
the 907,000 shares of common stock have been sold, the shares no longer need to be registered to be sold. If true, please revise the disclosure to note the reason why the shares no longer need to be registered to be sold is due to the operation of Rule 144(k).
4. Please provide the following disclosure "that in any event the
offering will terminate no later than          months or years."
5. Please discuss how the price of $7,000 was determined for the mineral claims comprising the Silver Creek property and identify the persons making the determination and their relationship, if any with the registrant or any promoter.
6. According to the filing the vendor of the property was Ms.
Serena
Tan. Please disclose her affiliation if any with the officers, directors or promoters of the company. Advise how the company and Ms.
Serena Tan were introduced. Upon receipt we may have additional comments.
7. Please advise when Ms. Serena Tan purchased the property, from whom, at what price and that`s person`s affiliation if any to the company, officers, directors and promoters.
8. We note that the company was incorporated on February 13, 2003 and that to date, the company has not conducted any exploration. Please briefly disclose the company`s activities since incorporation until the present.

Summary Financial Information
9. Please update the financial information to the most recent date practicable.

Risk Factors
10. Since there is no market for the company`s shares at the present time, please revise the statement under this heading "[T]he trading price of our common stock could decline due to any of these risks..."



"If We Do Not Obtain Additional Financing..."

11. We note the disclosure in the last paragraph under this risk factor. Inasmuch as the company considers this "an anticipated alternative for the financing of further exploration...", please provide another risk factor addressing the risk associated with "our sale of a partial interest in the Silver Creek property to a third party..."

"Because Our President has Other Business Interests..."
12. Please supplementally advise if Mr. Chan has been associated with the companies, Chinadotcom Corp., Phoenix Technologies Ltd., Pivotal
Corp. and Ross Systems, Inc. If so, please advise in what capacity was he associated and the time frame, for each. If he was not associated, please confirm. Upon receipt, we may have further comment.
13. Further, we note a hotel and resort company has the same name "Driftwood Ventures Inc." located in West Palm Beach, FL. Please advise whether or not there is any affiliation with this company.

Selling Shareholders
14. Under the section "Recent Sales of Unregistered Securities" in
Part II to the registration statement, please provide the facts considered underlying the exemption claimed for the shares sold on December 3, 2004 and December 30, 2004. See Item 701 of
Regulation
S-B.

Directors, Executive Officers, Promoters...
Biographical Information
15. We note the statement in paragraph two (2) that "[M]r. Chan does
not have any professional training or technical credentials in the exploration, development and operation of mines." However, we further note in the last paragraph under "Description of Business
-
"we will make a decision as to whether or not we proceed with each successive phase based upon the analysis of the results of that program. Our directors will make this decision based upon the recommendations of the independent geologist who oversees the program and records the results, as well as our president Steven Chan, who is a professional engineer." Please revise as appropriate to make the disclosure on Mr. Chan`s professional training consistent throughout the prospectus.
16. Please identify all promoters of the company.




Description of Business

Mineral Property Purchase and Sale Agreement

17. We note the company acquired a 100% interest in the Silver Creek property from Serena Tan for $7,000. Please state whether or not there is or was any affiliation or relationship between the company`s management and Ms. Tan prior to this transaction.
18. We note that the Silver Creek property claim is in good standing until June 24, 2005. According to the filing at least $100 in exploration work must be complete on the claim by that date in order to extend the claim expiry date by one year, to June 24, 2006. Please update the disclosure.

Geological Assessment Report
19. Please expand the disclosure to indicate whether or not the company has a written agreement with Mr. Macdonald to perform the work also, please disclose the cost of the report, indicating whether the company has paid for this.
20. According to the disclosure "our directors will make this decision to proceed based upon the recommendations of the independent geologist who oversees the program and records the results, as well as our president Mr. Chan. Please disclose whether it is possible or likely that Mr. Macdonald will provide the geological services to complete phases 1and 2. In that capacity please discuss his services to be rendered and the fees for such services. If Mr. Macdonald will serve in that capacity it does not appear that he would be an independent geologist. Please advise.
21. Please disclose the name of the persons that introduced Mr. Macdonald to the company its officers and directors and how the company became aware of Mr. Macdonald services.
22. Please disclose all fees Mr. Macdonald received in connection with this filing and from whom he received such fees.

Conclusions Section
23. We note Mr. Macdonald is providing conclusions that the property has potential "...to host significant amounts of mineralization and that further exploration of the property is warranted." Please provide us with a list of the public reporting companies or pending reviews in the commission that Mr. Macdonald has provided similar services. Discuss the current status of each and the results of such exploration. Upon receipt we may have additional comments.

24. Any written agreement between the company and Mr. Macdonald should be filed as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B.
25. Also, the geological report should be filed as an exhibit and the exhibit index revised to reflect the filing of such.
26. The last sentence in this section should be revised to indicate
"[T]he recommended phase two program will entail follow-up sampling in areas only if significant mineralization is encountered in the first phase."
27. We note under phase one of the Proposed Budget that $1,000 is being budgeted for a geological technician. Please identify who will be performing this work, if known.

Plan of Operations
28. The amendment to be filed should include an update of the status of this work in phase one.
29. We note under "Other Expenses of Issuance and Distribution" that the fees and expenses will be $11,500. Please clarify the specific nature of the other expenses to comprise the remaining amount to total $15,000 for "professional fees and administrative expenses" mentioned in paragraph two (2) hereunder.

Certain Relationships and Related Transactions
30. It would appear that the information contained in Note 3 to the financial statements, "Advances from Related Party" should be disclosed in this section. Also the initial statement in this section "[N]one of the following parties has, since our date of incorporation, had any material interest..." should be deleted in this regard. Please revise.

Financial Statements

Report of Independent Registered Public Accounting Firm
32. Please revise the audit opinion (third paragraph) to address the accounting principles utilized. Please refer to the guidance in paragraph (c) of Article 2 of Regulation S-X and the illustrative example in Auditing Standard No. 1.

Other Regulatory
33. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendment.

Part II.

Recent Sales of Unregistered Securities
34. We note the disclosure under "Selling Shareholders" with respect
to the sale of 750,000 shares of stock completed on December 3,
2004
and the disclosure in this section which states the offering was completed on November 26, 2004. Please reconcile.
35. Further, we note that the price per share for the sale of the 750,000 shares was at $0.01 per share, while the sale of 157,000 shares on December 30, 2004 was at $0.10 per share. Please briefly disclose the factors considered for setting the price for each offering.

Regulation S Compliance
36. Please clarify the offering restrictions implemented.

Exhibits
37. The legal opinion should be included in the amendment to be filed.

General
38. In the amendment to be filed, please number each page of the registration statement.
39. Please update the disclosure throughout the prospectus to the latest date practicable.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.
	We urge all persons who are responsible for the     accuracy
and
adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Angela Halac at (202) 551- 3398 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.


Sincerely,




John Reynolds, Assistant Director

Office of Emerging Growth Companies